UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2011 (Report No. 4)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______    No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

This Report on Form 6-K is hereby incorporated by reference into (i) the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438, and (ii) the Registrant’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

CONTENTS

Results of Extraordinary General Meeting of Shareholders

At the Extraordinary General Meeting of Shareholders of the Registrant held on March 17, 2011, which had been adjourned from March 10, 2011 for lack of a quorum, the shareholders approved the sale of 130,000 units to Izhak Tamir and 110,000 units to Eric Paneth, on the same terms and conditions as the units sold in our public offering that closed on December 3, 2010, which is described in more detail in the proxy statement of the Registrant that was submitted to the Securities and Exchange Commission (the "SEC") with a Report on Form 6-K on February 1, 2011.

Closing of Investment

Following the aforesaid shareholder approval, on March 21, 2011, the Registrant issued to Izhak Tamir 130,000 units, consisting of 130,000 Ordinary Shares and warrants to purchase up to 78,000 Ordinary Shares, and issued to Eric Paneth 110,000 units, consisting of 110,000 Ordinary Shares and warrants to purchase up to 66,000 Ordinary Shares, all in exchange for the purchase price paid by Mr. Tamir in the amount of $357,500 and the purchase price paid by Mr. Paneth in the amount of $302,500, reflecting a price of $2.75 per unit. No underwriting commission was paid in connection with the securities sold to Messrs. Tamir and Paneth.

The securities issued to Mr. Tamir and Mr. Paneth are freely tradeable, subject to limitations on resale applicable to "affiliates" of the Registrant, as defined in SEC Rule 144.

The securities described above were offered by the Registrant pursuant to a registration statement declared effective by the SEC on June 2, 2010, and a prospectus supplement filed with the SEC on November 30, 2010.  The Registrant filed the forms of the subscription agreement and warrants with the SEC on a Form 6-K on November 30, 2010, which may be viewed at the SEC's website at http://www.sec.gov.  The information set forth herein is qualified in its entirety by reference to such documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                   ORCKIT COMMUNICATIONS LTD.

Date: March 21, 2011                                                                By:/s/ Adam M. Klein
   Adam M. Klein for Izhak Tamir,
   President, pursuant to authorization